AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

AGENIX

SEC#82-5258

07028889

22 November 2007

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 21 November 2007.

We are providing a copy of the announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Erica Headlam
Assistant Accountant

AGENIX

Company Announcement

21 November 2007

AGENIX COMPLETES RE-CERTIFICATION OF SECOND LINE, SUPPLEMENTAL PRODUCTS IN CHINA – EXPECTED ADDITIONAL ANNUAL REVENUE AROUND RMB10 MILLION (A$1.5 MILLION)

As a result of the SHRG acquisition in China, Agenix acquired ownership of the following supplemental products which have now been re-certified for sale by the SFDA:

- Haobai Shangshi Spray – pain relief induced by sprain, contusion and rheumatism;
- Compound Fluorouracil Oral Solution – supplemental treatment of digestive tract disease, including various digestive cancers;
- Mannatide Oral Solution – supplemental treatment of hypoimmunity and side-effects induced by cancer therapy, including radiotherapy and chemotherapy;
- Huangdan Yinchen Keli – treatment of acute and chronic jaundice; and
- Yimucao Keli – pain relief.

These products are likely to be distributed by Sinopharm.

Agenix CEO and Managing Director, Mr Neil Leggett stated: 'Our main marketing focus by far in China at the moment is the continuing rollout of our patented hepatitis B virus drug, YouHeDing™. The above products are not our main focus. However, we will very quickly become a multi-product company and we have to focus on every avenue by which we can increase our profits at our Pudong manufacturing facility."

END

For more information, please contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Ph: + 61 408 151 270

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY**] is a biopharmaceutical company based in Brisbane, Australia. Through its wholly owned subsidiaries, Agen Biomedical and Agenix Biopharmaceutical (Shanghai), the company has a strategic goal of building and developing a pipeline of therapeutic and imaging products.

Agenix Biopharmaceutical (Shanghai) owns the businesses of two associated Chinese life sciences companies. One, Shanghai Rui Guang Bio-Pharma Development Co., Ltd, is a biopharmaceutical company which has a pipeline of anti-viral drugs in development. Its lead product candidate, a hepatitis B virus drug, has successfully completed Phase III clinical trials in China and received China State Food and Drug Administration new drug approval on 30 September 2007. Sales of You He Ding in China are estimated to grow to in excess of RMB320 million per annum. The company has a deep pipeline of potential anti-viral drugs in development. The second, Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd, has a GMP certified manufacturing facility which has the capacity to produce 150 million tablets per annum (based on a 5-day working week at 8 hours per day).

Agen Biomedical's lead candidate is its high-technology blood clot-imaging agent, ThromboView®,which has been undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. Agen reported successful results of a Phase II deep vein thrombosis trial in February 2007. A Phase II pulmonary embolism clinical trial of 50 evaluable patients commenced in the United States and Canada in September 2007. Patient recruitment is scheduled for completion in the second quarter of the 2008 calendar year. ThromboView® has now been administered to over 160 patients with no serious adverse events attributable to it. Agen estimates that successful commercialization of ThromboView® are likely to result in peak end user sales of in excess of US550 million per annum. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd.

www.agenix.com

END